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SEC 1746   Potential persons who are to respond to the collection of information
(2-98) contained in this form are not required to respond unless the form displays a currently valid OMB control number.
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================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                              1-800-ATTORNEY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   68231A-20-4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                          Rubin Investment Group, Inc.
                              405 Lexington Avenue
                                   50th Floor
                               New York, NY 10174
                                 (212) 599-3483
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 24, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
================================================================================

CUSIP NO. 68231A-20-4

================================================================================
  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Rubin Investment Group, Inc. Tax ID No. 22-3409835

-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) |_|
                                                                     (B) |X|

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       WC
-----  -------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(D) OR 2(E)
                                                                         |_|
-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
--------------------------------------------------------------------------------
  NUMBER OF    7    SOLE VOTING POWER

   SHARES           153,026
             -----  ------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

  OWNED BY          17,200
             -----  ------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         153,026
             -----  ------------------------------------------------------------
   PERSON      10   SHARED DISPOSITIVE POWER

    WITH            17,200
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       170,226
-----  -------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         |_|

-----  -------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       17.83%
-----  -------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO
================================================================================
                               *SEE INSTRUCTIONS

ITEM 1.   SECURITY AND ISSUER

The name of the issuer is 1-800-Attorney, Inc., a Florida corporation (the "Issuer"). The principal executive office address is 186 Attorneys.com Court, Lake Helen, Florida 32744. This Schedule 13D relates to the Issuer's common stock, no par value (the "Shares").

ITEM 2.   IDENTITY AND BACKGROUND

(a-c, f) This Schedule 13D is being filed by Rubin Investment Group, Inc, a New York corporation, and Dan Rubin, a United States citizen, the Chairman and CEO and principal stockholder of Rubin Investment Group, Inc., both of whose business addresses are c/o Rubin Investment Group, Inc., 405 Lexington Avenue, 50th Floor, New York, NY 10174.

          (d) None of the Reporting Persons, during the last five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons, during the last five years, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding

          (e) was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          A. As of the date hereof, Dan Rubin may be deemed to beneficially own 17,200 shares. Mr. Rubin may be deemed to beneficially also own 153,026 shares which are held in the account of Rubin Investment Group, Inc., an entity of which Mr. Rubin is the controlling shareholder. The funds for the purchase of the shares held by Dan Rubin were his funds. The funds for the purchase of the shares held by Rubin Investment Group, Inc. came from that corporation's funds.

The total cost of the shares purchased by Mr. Rubin personally is $21,288.07. The total costs of the shares purchased by Rubin Investment Group, Inc. is $70,919.73. The aggregate cost of the shares Mr. Rubin is deemed to beneficially own is $92,207.80.

No borrowed funds were used to purchase the shares, other than any borrowed funds used for working capital purposes in the oridinary course of business of Rubin Investment Group, Inc.

ITEM 4.   PURPOSE OF TRANSACTION

          (a) The Shares beneficially owned by the Reporting Persons were acquired for investment purposes on behalf of Mr. Rubin and Rubin Investment Group, Inc. The acquisition of the shares were made in the ordinary course of the Reporting Person's business or investment activities, as the case may be.

               Rubin Investment Group, Inc. has also entered into a Subscription Agreement and Common Stock Purchase Agreement with the issuer to purchase an additional 3,213,535 shares. Such purchase is subject to approval of the Issuer's shareholders. The Issuer is scheduling a Special Meeting of its shareholders to vote on the proposed sale of 3,213,535 shares to Rubin Investment Group, Inc

          (d) Mr. Dan Rubin has been appointed to the Issuer's Board of Directors and has been elected as the Chief Executive Officer of the Issuer. In addition, Mr. Larry Twersky, a former director has resigned from the Board and has been replaced by Mr. Robert J. Lyszczarz.

               The Issuer has proposed an increase in its authorized common stock from 1,875,000 shares to 10,000,000 shares. The Amendment to the Issuer's Articles of Incorporation to perfect this change is subject to the approval of the Issuer's shareholders. A vote on that proposed change is (e and scheduled for the same shareholders meeting at which the shareholders will vote on the proposed g) sale of 3,213,535 shares to Rubin Investment Group, Inc.

               Although it has no current plans to do so, the Reporting Persons may also engage in:

                  (1) The acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

                  (2) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

                  (3) a sale or transfer of a material amount of assets of the Issuer;

                  (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (5) any material change in the present capitalization or dividend policy of the Issuer;

                  (6) any other material change in the Issuer's business or corporate structure;

            (j)   (7)   changes in the Issuer's charter, by-laws or instruments
                        corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

                  (9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
                        Section 12(g)(4) of the Act; and/or

                  (10)  any action similar to those enumerated above.

                      Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          For Dan Rubin:

          (a) As of the date hereof, Mr. Rubin may be deemed to be the beneficial owner of 170,226 Shares, constituting 17.83% of the 955,268 shares outstanding as of October 28, 2002, according to the Issuer's records.

          (b) As of the date hereof, Mr. Rubin may be deemed to have the sole power to vote or to direct the vote of 17,200 shares, and may be deemed to have the shared power to vote or to direct the vote of 170,226 shares.

          (c) The trading dates, number of shares purchased and the price per share for all transactions in the Shares that may be deemed to be beneficially owned by Mr. Rubin and Rubin Investment Group, Inc. during the past sixty (60) days are set forth in Schedule B and were all effected in broker transactions.

               The 170,226 Shares were acquired for investment purposes.

          For Rubin Investment Group:

          (a) As of the date hereof, Rubin Investment Group may be deemed to be the beneficial owner of 153,026 Shares, constituting 16.03% of the 955,268 shares outstanding as of October 28, 2002, according to the Issuer's records.

          (b) As of the date hereof,. Rubin Investment Group may be deemed to have the sole power to vote or to direct the vote of 153,026 shares, and may be deemed to have the shared power to vote or to direct the vote of 170,226 shares.

          (c) The trading dates, number of shares purchased and the price per share for all transactions in the Shares that may be deemed to be beneficially owned by Mr. Rubin and Rubin Investment Group, Inc. during the past sixty (60) days are set forth in Schedule B and were all effected in broker transactions.

               The 170,226 Shares were acquired for investment purposes.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the Agreement to purchase 3,213,535 shares by Rubin Investment Group, Inc., (a copy of that Purchase Agreement is attached as Exhibit C), the Reporting Persons do not have any contract, arrangement, understandings or relationships with respect to securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit A         Agreement

Exhibit B         Trading Transactions in the Shares in the past 60 days

Exhibit C         Common Stock Purchase Agreement between the Issuer and Rubin
                  Investment Group, Inc. and Amendment to the Common Stock
                  Purchase Agreement

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               October 31, 2002
                                               ----------------
                                                   (Date)

                                               /s/ Dan Rubin
                                               -------------------------------
                                               Dan Rubin


                                               Rubin Investment Group, Inc.

                                               /s/ Dan Rubin
                                               -------------------------------
                                               By: Dan Rubin, Chairman and CEO


            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                                                       Exhibit A
                                                                       ---------


                                    AGREEMENT

         The undersigned agree that this Schedule 13D dated October 31, 2002 relating to the Common Stock, no par value of 1-800-ATTORNEY, INC. (ATTY) shall be filed on behalf of the undersigned.


                                               October 31, 2002
                                               ----------------
                                                   (Date)

                                               /s/ Dan Rubin
                                               -------------------------------
                                               Dan Rubin


                                               Rubin Investment Group, Inc.

                                               /s/ Dan Rubin
                                               -------------------------------
                                               By: Dan Rubin, Chairman and CEO

                                                                       Exhibit B
                                                                       ---------
                           Transactions in the Shares
                           In the Last Sixty (60) Days

Open Market Transactions only
Rev:  10-28-02
                                                             Total                         Total
                  Act date          Qty       Price        w/o fee            Fee          w/fee  Ownership
--------------------------- ------------ ----------- -------------- -------------- -------------- ------------------------
                10/23/2002         3,900     0.55000       2,145.00          10.99       2,155.99 Rubin Investment Group ("RIG")

                10/24/2002           361     0.79000         285.19          10.99         296.18 RIG

                10/24/2002           950     0.80000         760.00          10.99         770.99 Dan Rubin (DR)

                10/24/2002           799     0.80000         639.20          10.99         650.19 DR

                10/24/2002           100     0.87000          87.00          10.99          97.99 DR

                10/24/2002           100     0.90000          90.00            --           90.00 DR

                10/24/2002         1,001     0.98000         980.98          10.99         991.97 DR
                            ------------             -------------- -------------- --------------
                10/24/2002         3,311     0.86          2,842.37          54.95       2,897.32
                                             Avg
                                             price


                10/25/2002         1,050     1.30000       1,365.00          10.99       1,375.99 DR

                10/25/2002           900     1.30000       1,170.00          10.99       1,180.99 DR

                10/25/2002           300     1.30000         390.00          10.99         400.99 DR

                10/25/2002           500     1.30000         650.00            --          650.00 DR

                10/25/2002         4,500     1.30000       5,850.00          10.99       5,860.99 DR

                10/25/2002           500     1.30000         650.00            --          650.00 DR

                10/25/2002           500     1.31000         655.00            --          655.00 DR

                10/25/2002         1,000     1.32000       1,320.00          10.99       1,330.99 DR

                10/25/2002         1,000     1.32000       1,320.00            --        1,320.00 DR
                            ------------             -------------- -------------- --------------
                10/25/2002        10,250     1.30         13,370.00          54.95      13,424.95
                                             Avg
                                             price

                10/28/2002         2,000     1.30000       2,600.00          10.99       2,610.99 DR

                10/28/2002         2,000     1.32000       2,640.00          10.99       2,650.99 DR

                10/28/2002        12,300     1.30000      15,990.00          75.00      16,065.00 RIG
                            ------------             -------------- -------------- --------------
                10/28/2002        16,300     1.30         21,230.00          96.98      21,326.98
                                             Avg
                                             price

Balance at close
                            ------------             -------------- -------------- --------------
on 10/28/02                       33,761     1.17         39,587.37         217.87      39,805.24
                                             Avg
                                             price


Dan Rubin personally              17,200     1.23         21,167.18         120.89      21,288.07 Dan Rubin personally

Rubin Investment Group            16,561     1.11         18,420.19          96.98      18,517.17 Rubin Investment Group
                            ------------             -------------- -------------- --------------

                                  33,761     1.17         39,587.37         217.87      39,805.24

Checksums                           --                      --              --            --


Private xactn on
10/21/02                         136,465     0.38400      52,402.56         --          52,402.56



Direct ownership                  17,200     1.23         21,167.18         120.89      21,288.07 Direct ownership

Indirect ownership               153,026     0.46         70,822.75          96.98      70,919.73 Indirect ownership
                            ------------             -------------- -------------- --------------

                                 170,226     0.54          91989.93         217.87      92,207.80

                                                                       Exhibit C
                                                                       ---------

                         COMMON STOCK PURCHASE AGREEMENT


     This Common Stock Purchase Agreement (the "Agreement"), is entered into as of October 21, 2002 by and among 1-800-ATTORNEY, Inc., a Florida corporation (the "Company") and Rubin Investment Group, Inc., a New York Corporation (the "Purchaser").

                                   Background
                                   ----------

         The Company desires to sell to Purchaser, and Purchaser desires to purchase from the Company, shares of the Common Stock of the Company, on the terms and conditions set forth in this Agreement. The Company desires to appoint Purchaser, and Purchaser desires to be appointed, to serve as the Chairman of the Company's Board of Directors and as the Chief Executive Officer of the Company. Therefore, in consideration of the promises and mutual covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

                                      Terms
                                      -----

1.       Authorization and Sale of Shares.
         --------------------------------

         1.1 Authorization. The Company has authorized the issuance and sale pursuant to this Agreement of Three Million Three Hundred Fifty Thousand (3,350,000) shares of its Common Stock (the "Shares"). The Shares have the rights, restrictions, privileges and preferences set forth in the Articles of Amendment to the Articles of Incorporation attached hereto as Exhibit A (the "Amendment").

         1.2 Sale. Subject to the terms and conditions set forth herein and in the Subscription Agreement (as defined below), the Company hereby agrees to issue and sell to the Purchaser, and the Purchaser hereby agrees to purchase from the Company, the Shares at the purchase price of Thirty-Eight and Four Tenths Cents ($0.384) per Share.

         1.3 Subscription Agreements. Simultaneously with the execution and delivery of this Agreement, Purchaser is executing and delivering to the Company a Subscription Agreement for the purchase of the Two Hundred Twenty-Five Thousand (225,000) Shares in the form attached hereto as Exhibit B (the "First Common Stock Subscription Agreement"). At such time as the parties hereto shall agree upon, Purchaser shall execute and deliver to the Company a second Subscription Agreement for the purchase of Three Million One Hundred Twenty-Five Thousand (3,125,000) Shares in the form attached hereto as Exhibit C (the "Second Common Stock Subscription Agreement", and collectively with the First Common Stock Subscription Agreement, the "Subscription Agreements").

2.       Sale, Purchase and Delivery of Shares.
         -------------------------------------

         2.1 Sale and Purchase of the Shares. The sale and purchase of the Shares shall occur concurrently with the execution and delivery of the Subscription Agreements.

         2.2 Delivery of the Shares. Subject to the terms and conditions hereof and of the Subscription Agreements, the Company will deliver to the Purchaser, certificates, in such denominations and registered in such name or names as the Purchaser may designate by notice to the Company, representing the Shares to be purchased by the Purchaser from the Company, dated as of the date of the Subscription Agreement(s).

3.       Registration Rights.
         -------------------

         3.1 Demand Registration. If the Company shall receive from Purchaser, at any time or times beginning on first (1st) anniversary date of the execution of this Agreement and concluding on the fifth (5th) anniversary of the execution of this Agreement, a written request that the Company effect any registration with respect to at least 500,000 of the Shares in an offering to be firmly underwritten by underwriter(s) selected by the Purchaser (which underwriter(s) shall be reasonably acceptable to the Company) the Company shall, as soon as practicable, use its best efforts to file a registration statement covering the Shares so requested to be registered and to effect such registration (including, without limitation, filing post-effective amendments, appropriate qualifications under applicable blue sky or other state securities laws, and appropriate compliance with the Securities Act of 1933 (the "Securities Act") and as would permit or facilitate the sale and distribution of all of such Shares as are specified in such request. The registration statement filed pursuant to the request of the Purchaser may include other securities of the Company, with respect to which registration rights have been granted, and may include securities of the Company being sold for the account of the Company.

         3.2 Piggyback Registration. If the Company proposes to register any of its Common Stock either for its own account or the account of a security holder or holders exercising their respective demand registration rights (other than pursuant to Section 3.1 hereof), the Company shall use its best efforts to include in such registration (and any related qualification under blue sky laws or other compliance) all the Shares specified in a written request or requests, made by the Purchaser and received by the Company within fifteen (15) days after the Purchaser's receipt of written notice from the Company regarding the proposed registration, which written request may specify the inclusion of all or a part of Purchaser's Shares.

         3.3 Expenses of Registration. All registration expenses incurred in connection with any registration, qualification or compliance pursuant to Sections 3.1 and 3.2 hereof, shall be borne by the Company; provided, however, that the Purchaser shall bear the registration expenses for any registration proceeding begun pursuant to Section 3.1 and subsequently withdrawn by the Purchaser. All selling expenses relating to securities registered pursuant to Sections 3.1 and 3.2 hereof, shall be borne by the holders of such securities pro rata on the basis of the number of shares of securities so registered on their behalf.

4.       Representations  and  Warranties  of the  Company.  The Company  hereby
         -------------------------------------------------
represents  and  warrants to each Purchaser the following:

         4.1 Organization and Standing; Articles of Incorporation and Bylaws. The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Florida, and has full power and authority to own and operate its properties and assets and to carry on its business as presently conducted. The Company is duly qualified and authorized to do business, and is in good standing as a foreign corporation, in each jurisdiction where the nature of its activities and of its properties (both owned and leased) makes such qualification necessary and where a failure to so qualify would have a material adverse effect on its business or properties. The Amendment has been filed with the Florida Secretary of State on or before the date hereof.

         4.2 Corporate Power. The Company has all requisite legal and corporate power to execute and deliver this Agreement, to sell and issue the Shares hereunder and to carry out and perform its obligations under the terms of this Agreement.

         4.3 Authorization. All corporate action on the part of the Company, its officers, directors and shareholders necessary for the authorization, execution and delivery of this Agreement, the performance of all the Company's obligations hereunder and thereunder, and for the authorization, issuance, sale and delivery of the Shares has been taken. This Agreement, when executed and delivered, shall constitute valid and legally binding obligations of the Company enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies.

         4.4 Validity of Shares. The Shares, when issued or sold and delivered in compliance with the provisions of this Agreement or the Articles of Incorporation, as amended, as applicable, the Shares will be validly issued, fully paid, and nonassessable, and will be free of any liens or encumbrances; provided, however, that the Shares may be subject to restrictions on transfer imposed by the Bylaws of the Company or under state and/or federal securities laws as set forth herein or as otherwise required by such laws at the time a transfer is proposed.

         4.5 Appointment as Chairman of the Board and Chief Executive Officer. Upon execution and delivery of the Second Common Stock Subscription Agreement, and upon the Company's receipt of the purchase price provided in the Second Common Stock Subscription Agreement, the Company's Board of Directors shall appoint Purchaser to serve as Chairman of the Company's Board of Directors until the next election of the Company's Directors, and the Company's Board of Directors shall appoint Purchaser to serve as the Company's Chief Executive Officer.

5.       Representations  and  Warranties of the  Purchaser.  The Purchaser
         --------------------------------------------------
hereby represents and warrants to the Company as follows:

         5.1 Legal Power. The Purchaser has the requisite legal power to enter into this Agreement and the Subscription Agreements, to purchase the Shares hereunder and thereunder, and to carry out and perform its obligations under the terms of this Agreement and the Subscription Agreements.

         5.2 Due Execution. This Agreement has been duly authorized, executed and delivered by the Purchaser, and, upon due execution and delivery by the Company, this Agreement will be a valid and binding agreement of the Purchaser enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies.

         5.3 Initiation of Referral Business. Upon Purchaser's appointment as the Chairman of the Company's Board of Directors and the Company's Chief Executive Officer, Purchaser shall initiate an investment banking referral business (but shall not transfer the assets of that business) with the Company with a minimum annual gross revenue equal to $2.5 Million.

6.       Voting Rights of Purchaser. For a period of twelve (12) months
         --------------------------
following the issuance of the Shares to Purchaser, Purchaser shall not vote such Shares in favor of a liquidation of the Company or a merger or conversion of the Company with any Affiliated Entity. For the purposes of this Section 5, the term "Affiliated Entity" shall mean any corporation, partnership, limited liability company, unincorporated organization, trust or other entity in which Purchaser beneficially owns, directly or indirectly, five percent (5%) or more of the voting securities.

7.       Miscellaneous.
         -------------

         7.1 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida without regard to the conflicts of laws provisions thereof.

         7.2 Survival. The representations, warranties, covenants, and agreements made herein or in the Subscription Agreements shall survive the closing of the transactions contemplated hereby.

         7.3 Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto.

         7.4 Entire Agreement. This Agreement, the Exhibits hereto, the Subscription Agreements and the other documents required to be delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subject matter hereof and no party shall be liable or bound to the other party in any manner by any representations, warranties, covenants, or agreements except as specifically set forth herein or therein. Nothing in this Agreement, express or implied, is intended to confer upon any party, other than the parties hereto and their respective successors and assigns, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided herein.

         7.5 Separability. In case any provision of this Agreement shall be invalid, illegal, or unenforceable, it shall to the extent practicable, be modified so as to make it valid, legal and enforceable and to retain as nearly as practicable the intent of the parties, and the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

         7.6 Notices. Except as otherwise expressly provided in this Agreement, any notice or request to be given hereunder by either party to the other shall be in writing and may be affected either by personal delivery or by mail, registered or certified, postage prepaid with return receipt requested. Mailed notices shall be addressed to the parties at the following addresses, but either party may change its notice address by providing written notice to the other in accordance with this Subsection.

           If to the Company:            1-800-Attorney, Inc.
                                         186 Attorneys.com Court
                                         Lake Helen, Florida 32744
                                         Facsimile:  (386) 228-0276
                                         Attn:  William J. Wrigley

              with a copy to:            Holland & Knight LLP
                                         200 South Orange Avenue, Suite 2600
                                         Orlando, Florida 32801
                                         Facsimile: (407) 244-5288
                                         Attn:  Louis T.M. Conti, Esq.

         If to the Purchaser:            Rubin Investment Group, Inc.
                                         405 Lexington Avenue
                                         50th Floor
                                         New York, New York 10174
                                         Facsimile: (212) 599-3484
                                         Attn:  Dan Rubin

         7.7 Fees and Expenses. Each party shall pay its own legal expenses relating to this Agreement. If legal action is brought to enforce or interpret this Agreement, the prevailing party shall be entitled to recover its attorneys' fees and legal costs in connection therewith.

         7.8 Titles and Subtitles. The titles of the Sections and Subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

         7.9 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one instrument.
         7.10 Gender. All references to "Purchaser," "it" or "he" herein shall be deemed to include the masculine and the feminine with reference to any individuals and the neuter with reference to any artificial persons.

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

                                   "COMPANY"

                                   1-800-ATTORNEY, INC.


                                   By: /s/ J. William Wrigley
                                      -----------------------------------------
                                   Name: J. William Wrigley
                                        ---------------------------------------
                                   Title: President
                                         --------------------------------------


                                   "PURCHASER"


                                   RUBIN INVESTMENT GROUP, INC.


                                   By: /s/ Dan Rubin
                                      -----------------------------------------
                                   Name: Dan Rubin
                                        ---------------------------------------
                                   Title: CEO
                                         --------------------------------------

                                                                       Exhibit D
                                                                       ---------


                                  AMENDMENT TO
                                  ------------
                     COMMON STOCK PURCHASE AGREEMENT BETWEEN
                     ---------------------------------------
                 THE REGISTRANT AND RUBIN INVESTMENT GROUP, INC.
                 -----------------------------------------------


         WHEREAS, Rubin Investment Group, Inc.. and the Company entered into a Common Stock Purchase Agreement dated October 21, 2002 for the purchase of 3,350,000 shares of common stock of 1-800 Attorney, Inc. at $0.384 per share; and

         WHEREAS, Rubin Investment Group, Inc. purchased 225,000 shares of common stock which were issued to Rubin Investment Group, Inc. on October 21, 2002; and

         WHEREAS, the Company has retracted 88,535 shares of the 225,000 shares on October 24, 2002; now therefore

         The parties agree to amend the Common Stock Purchase Agreement to provide as follows:

         1. Rubin Investment Group, Inc. reaffirms its agreement to purchase the retracted 88,535 shares but understands and acknowledges that issuance of said shares is subject to the approval of the Company's shareholders, which approval will be subject to a vote of the shareholders to be held at a meeting of the shareholders which is currently scheduled for mid-November, 2002; and

         2. Upon approval of the shareholders, and upon payment of the purchase price for said shares, the Company will issue 88,535 shares to Rubin Investment Group, Inc. in addition to the 3,125,000 shares which Rubin Investment Group, Inc. and the Company had previously agreed to submit for approval of the shareholders; and

         3. All other terms, representations and provisions of the Common Stock Purchase Agreement will remain in full force and effect as of the date of this Amendment.

         The parties hereby execute this Amendment effective October 24, 2002.

                                           1-800-ATTORNEY, INC.


                                           /s/ Bill Wrigley
                                           -----------------------------------
                                           Chief Operating Officer

                                           RUBIN INVESTMENT GROUP, INC.


                                           /s/ Dan Rubin
                                           -----------------------------------
                                           Chief Executive Officer